NINE WEST GROUP INC.



July 22, 1998



Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:  H. Christopher Owings
            Assistant Director, Division of Corporation Finance

       Re:  Nine West Group Inc.
            Registration Statement on Form S-3 (File No. 333-12545)

Dear Mr. Owings:

     Pursuant to Rule 477 of the Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), Nine West Group Inc. (the "Company") hereby requests that the above-referenced registration statement (the "Registration Statement") registering $185,680,000 principal amount of the Company's 5-1/2% Convertible Subordinated Notes Due 2003 (the "Notes"), together with the shares of the common stock of the Company issuable upon conversion of the Notes (the "Common Stock"), be withdrawn and that the Securities and Exchange Commission (the "Commission") consent to such withdrawal. None of the Notes have been converted into shares of Common Stock. The Notes which have not previously been sold under the Registration Statement are now eligible for resale without restriction pursuant to Rule 144(k) under the Act and, accordingly, the continued effectiveness of the Registration Statement is unnecessary for the holders of the Notes to effect sales of the Notes from time to time in the future. Neither the Company nor any of its affiliates has beneficially owned any of the Notes for at least two years. For this reason, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

     Written notice that the withdrawal requested herein has been consented to by the Commission should be sent to the undersigned, with a copy to Laura Palma, Simpson Thacher & Bartlett, 425 Lexington Avenue, New York, NY 10017.








Securities and Exchange Commission
July 22, 1998
Page 2



     If you have any questions regarding this matter, please contact Beth Barban Hedberg, Vice President and Deputy General Counsel of the Company at (914) 640-2421.

                          Very truly yours,

                          /s/ Robert C. Galvin

                          Robert C. Galvin
                          Executive Vice President, Chief Financial
                          Officer and Treasurer


cc:  Laura Palma, Esq.